UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

POSITRON CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

737397109

(CUSIP Number)

Cecil O’Brate

3118 N Cummings Road, P.O. Box 399

Garden City, Kansas 46038

(620) 275-9231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737397109

1.	Names of Reporting Person Cecil O’Brate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,276,297.22 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,276,297.22 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,297.22 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Reflects the number of shares held by the reporting person following a reverse split of the issuer’s common stock, par value $0.0001 per share, on a 1 for 400 basis, effective April 8, 2015.
(2)	Based upon 14,275,797 shares of the issuer’s common stock, par value $0.0001 per share, outstanding as of May 15, 2015, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the issuer with the Securities and Exchange Commission on May 15, 2015.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares (“Shares”) of common stock, par value $0.0001 per share (the “Common Stock”) of Positron Corporation, a Texas corporation (the “Issuer”). The address of the principal executive office of the Issuer is 530 Oakmont Lane, Westmont, Illinois 60559. Except as otherwise provided in this Schedule 13D, all Shares referenced in this Schedule 13D reflect the reverse split of the Issuer’s Common Stock on a 1 for 400 basis that was effective April 8, 2015 (the “Reverse Split”).

Item 2. Identity and Background

(a) This Schedule 13D is filed by and on behalf of Cecil O’Brate (the “Reporting Person”). The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (“Act”), the beneficial owner of any securities covered by this Schedule 13D.

(b) The address of the Reporting Person is 3118 N Cummings Road, P.O. Box 399, Garden City, Kansas 46038.

(c) The principal occupation of the Reporting Person is as President of American Warrior, Inc. The principal business of American Warrior, Inc. is oil and gas exploration. The principal business address of American Warrior, Inc. is 3118 N Cummings Road, Garden City, Kansas 67846.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The Reporting Person used personal funds to acquire Shares. The Reporting Person expended an aggregate of approximately $3,878,251.20 to acquire 3,276,297.22 Shares in various transactions, as described below:

•	On December 9, 2013, the Reporting Person acquired 1,000,000 Shares following a conversion of $1,000,000 of a loan made by the Reporting Person to the Issuer (the “Loan”).

•	On May 16, 2014, the Reporting Person acquired an additional 1,041,666.67 Shares following the conversion of the remaining $1,500,000 of the Loan.

•	On August 11, 2014, the Reporting Person purchased 833,333.33 Shares directly from the Issuer for a total purchase price of $1,000,000.

•	On February 2, 2015, the Reporting Person purchased 347,222.22 Shares directly from the Issuer for a total purchase price of $250,000.

•	In various open market transactions between October 30, 2013 and October 21, 2014, the Reporting Person purchased 54,075 Shares for a total purchase price of $128,251.20.

Item 4. Purpose of Transaction

The Reporting Person initially acquired Shares for investment purposes.

Pursuant to a Loan Purchase and Sale Agreement (the “Purchase Agreement”), dated April 30, 2015, between DX, LLC, a Kansas limited liability company of which the Reporting Person is the sole member (“DX”) and Los Alamos National Bank, a national banking association (“Los Alamos”), DX purchased a promissory note (the “Note”) given by Los Alamos to Manhattan Isotope Technology, LLC, a New Mexico Limited liability company and wholly-owned subsidiary of the Issuer (“Manhattan”) for $400,000. The Note is guaranteed by the Issuer and secured by all of the assets of the Issuer.

As of April 29, 2015, the Note was in default and the principal balance of the Note was $451,589.74 with accrued interest in the amount of $6,186.16 and accrued late fees in the amount of $24,173.81. Interest continues to accrue on the Note at the default rate of interest which is sixteen percent (16%) per annum from March 11, 2015. On June 12, 2015, the Reporting Person sent a demand letter (the “Demand Letter”) to each of Manhattan and the Issuer demanding payment in full of the balance of the Note together with all interest and late fees. The Reporting Person has not received any response from Manhattan or the Issuer and has not received any additional payments from Manhattan or the Issuer. The Reporting Person has attempted to engage in discussions with the Issuer’s management, but has been unable to do so in any meaningful way. Accordingly, the Reporting Person is currently evaluating his options with respect to the Note, including initiating bankruptcy proceedings against each of Manhattan and the Issuer or making a proposal to the Issuer to acquire or restructure the Issuer.

The foregoing is qualified in its entirety by reference to the Purchase Agreement and Demand Letter, each of which is attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated by reference herein.

Furthermore, the Reporting Person intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Shares or disposal of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

In addition, the Reporting Person may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) Number of Shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Person does not own any Shares other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected by the Reporting Person are described below:

Transaction Date	Shares Acquired (1)	Shares Disposed (1)	Price Per Share	Description of Transaction
10/30/2013	300,000.00		0.0050	Open Market Purchase
11/1/2013	300,000.00		0.0050	Open Market Purchase
11/1/2013	245,000.00		0.0049	Open Market Purchase
11/7/2013	150,500.00		0.0050	Open Market Purchase
11/8/2013	149,500.00		0.0050	Open Market Purchase
11/8/2013	55,000.00		0.0049	Open Market Purchase
12/19/2013	400,000,000.00		0.0025	Conversion of Loan to Shares
1/3/2014	1,293,500.00		0.0048	Open Market Purchase
3/10/2014	375,000.00		0.0066	Open Market Purchase
3/10/2014	125,000.00		0.0061	Open Market Purchase
3/17/2014	100,000.00		0.0065	Open Market Purchase
3/19/2014	25,000.00		0.0073	Open Market Purchase
3/19/2014	25,000.00		0.0071	Open Market Purchase
3/19/2014	25,000.00		0.0072	Open Market Purchase
3/19/2014	480,000.00		0.0070	Open Market Purchase
3/20/2014	50,000.00		0.0072	Open Market Purchase
3/20/2014	40,000.00		0.0071	Open Market Purchase
3/21/2014	100,000.00		0.0070	Open Market Purchase
3/21/2014	50,000.00		0.0072	Open Market Purchase
3/21/2014	50,000.00		0.0071	Open Market Purchase
3/21/2014	244,900.00		0.0070	Open Market Purchase
3/21/2014	77,000.00		0.0065	Open Market Purchase
3/24/2014	323,000.00		0.0065	Open Market Purchase
3/24/2014	255,100.00		0.0070	Open Market Purchase

3/24/2014	10,000.00	0.0070	Open Market Purchase
3/24/2014	250,000.00	0.0071	Open Market Purchase
3/25/2014	40,000.00	0.0070	Open Market Purchase
3/25/2014	250,000.00	0.0070	Open Market Purchase
3/25/2014	486,000.00	0.0065	Open Market Purchase
3/26/2014	50,000.00	0.0070	Open Market Purchase
3/26/2014	320,000.00	0.0070	Open Market Purchase
3/26/2014	49,998.61	0.0072	Open Market Purchase
3/27/2014	50,000.00	0.0072	Open Market Purchase
3/27/2014	50,000.00	0.0071	Open Market Purchase
3/28/2014	500,000.00	0.0070	Open Market Purchase
3/28/2014	14,000.00	0.0065	Open Market Purchase
3/28/2014	150,000.00	0.0067	Open Market Purchase
3/28/2014	193,000.00	0.0065	Open Market Purchase
3/28/2014	20,000.00	0.0067	Open Market Purchase
3/31/2014	1,500,000.00	0.0075	Open Market Purchase
3/31/2014	250,000.00	0.0070	Open Market Purchase
3/31/2014	149,954.17	0.0072	Open Market Purchase
4/1/2014	45.71	0.0070	Open Market Purchase
4/1/2014	150,000.00	0.0070	Open Market Purchase
4/1/2014	230,000.00	0.0070	Open Market Purchase
4/1/2014	500,000.00	0.0065	Open Market Purchase
4/1/2014	307,000.00	0.0065	Open Market Purchase
4/1/2014	502,919.23	0.0065	Open Market Purchase
4/4/2014	81,300.00	0.0065	Open Market Purchase
4/11/2014	193,761.54	0.0065	Open Market Purchase
4/14/2014	10,000.00	0.0065	Open Market Purchase
4/17/2014	212,018.92	0.0065	Open Market Purchase
4/17/2014	250,000.00	0.0070	Open Market Purchase
4/17/2014	250,000.00	0.0070	Open Market Purchase
4/17/2014	14,000.00	0.0065	Open Market Purchase
5/12/2014	1,000,000.00	0.0060	Open Market Purchase
5/15/2014	25,000.00	0.0065	Open Market Purchase
5/15/2014	260,000.00	0.0069	Open Market Purchase
5/15/2014	215,000.00	0.0070	Open Market Purchase
5/16/2014	416,666,666.66	0.0036	Conversion of Loan to Shares
5/19/2014	10,000.00	0.0068	Open Market Purchase
5/19/2014	90,000.00	0.0069	Open Market Purchase
5/19/2014	500,000.00	0.0065	Open Market Purchase
5/22/2014	400,000.00	0.0060	Open Market Purchase
5/29/2014	600,000.00	0.0060	Open Market Purchase
5/30/2014	28,315.63	0.0064	Open Market Purchase
5/30/2014	10,000.00	0.0065	Open Market Purchase
5/30/2014	461,683.82	0.0068	Open Market Purchase

5/30/2014	50,000.00		0.0050	Open Market Purchase
5/30/2014	150,000.00		0.0059	Open Market Purchase
5/30/2014	92,500.00		0.0060	Open Market Purchase
5/30/2014	35,000.00		0.0064	Open Market Purchase
5/30/2014	172,500.00		0.0065	Open Market Purchase
5/30/2014	1,138,500.00		0.0050	Open Market Purchase
6/13/2014	120,000.00		0.0050	Open Market Purchase
6/17/2014	100,000.00		0.0050	Open Market Purchase
6/23/2014	400,000.00		0.0050	Open Market Purchase
6/24/2014	54,036.00		0.0050	Open Market Purchase
6/25/2014	83,000.00		0.0049	Open Market Purchase
6/25/2014	104,464.00		0.0050	Open Market Purchase
7/1/2014	500,000.00		0.0048	Open Market Purchase
7/1/2014	90,000.00		0.0047	Open Market Purchase
8/5/2014	2,000,000.00		0.0052	Open Market Purchase
8/6/2014		25,000.00	0.0048	Open Market Sale
8/6/2014		75,000.00	0.0048	Open Market Sale
8/11/2014	333,333,333.00		0.0033	Private Purchase from Issuer
8/25/2014	83,300.00		0.0042	Open Market Purchase
10/14/2014	200,000.00		0.0025	Open Market Purchase
10/21/2014	384,200.00		0.0020	Open Market Purchase
10/21/2014	164,500.00		0.0023	Open Market Purchase
10/21/2014	335,500.00		0.0024	Open Market Purchase
2/12/2015	138,888,888.00		0.0018	Private Purchase from Issuer

(1)	Shares listed in this Item 5(c) refer to the number of Shares before the Reverse Split.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 is incorporated by reference herein. Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Loan Purchase and Sale Agreement, dated as of April 30, 2015, by and between DX, LLC and Los Alamos National Bank (filed herewith).

99.2	Letter Regarding Defaulted Promissory Note, dated as of June 12, 2015, by Andrew R. Seger on behalf of DX, LLC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2015	CECIL O’BRATE

/s/ Cecil O’Brate

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Loan Purchase and Sale Agreement, dated as of April 30, 2015, by and between DX, LLC and Los Alamos National Bank (filed herewith).

99.2	Letter Regarding Defaulted Promissory Note, dated as of June 12, 2015, by Andrew R. Seger on behalf of DX, LLC (filed herewith).